

April 28, 2011

Mr. OC Kim
President
Franklin Wireless Corp.
5440 Morehouse Drive, Suite 1000
San Diego, CA 92121

      Re: Franklin Wireless Corp.
              Amendment #1 to Form 10-K for the Year Ended June 30, 2010
              Filed April 20, 2011
              File No. 001-14891

Dear Mr. Kim:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Item 9A. Controls and Procedures, page 11

1. We have considered your response to comment 4 of our letter dated March 29, 2011 and the revisions made to your disclosure pursuant to Item 307 of Regulation S-K in the final paragraph of page 11 of your Form 10-K/A#1 filed on April 20, 2011. We note that management continues to maintain that disclosure controls and procedures were effective. We note also that your revised disclosure recognizes one instance of in which your disclosure controls and procedures, as defined by Rule 13a-15(e) of Regulation 13A, failed. Your identification of an instance of such failure in and of itself does not address our concerns about how you determined that your disclosure controls and procedures were or were not effective in light of such a failure. We reiterate comment 4. Please tell us the factors you consider in determining whether management's failure to provide its report on internal control over financial reporting,

as noted in comment 3 of our letter dated March 29, 2011, impacts your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Item 11. Executive Compensation, page 14

2. We note your response to comment six from our letter dated March 29, 2011 and your revised disclosure. However, the Summary Compensation and Outstanding Equity Awards at Fiscal Year-End tables still do not appear to be prepared in accordance with Regulation S-K Items 402(n) and 402(p), respectively. For example, in your Summary Compensation table you report cash performance awards under "Bonus" rather than "Nonequity incentive plan compensation." See Regulation S-K Item 402(n)(vii). As another example, the Outstanding Equity Awards at Fiscal Year-End table appears to combine the columns applicable to option awards and stock awards. Confirm that you will adhere to the Item requirements of Regulation S-K Items 402(n) and 402(p) in future filings.

Item 13. Certain Relationships And Related Transactions, And Director Independence, page 17

3. We note your response to comment seven from our letter dated March 29, 2011 and your revised disclosure. Tell us why you have not yet repurchased the remaining 1,566,672 shares held by C-Motech which were supposed to be repurchased on March 31, 2011 and whether this has resulted in any negative repercussions. If there have been any negative repercussions, disclose them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joseph Kempf, Staff Accountant, at 202-551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ John Harrington for
Larry Spirgel
Assistant Director

cc: Via facsimile to (949) 706-6060
        Robert J. Zepfel, Esq.
        Hadden & Zepfel LLP